UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549



                                                              OMB APPROVAL
                                    FORM 12b-25         OMB Number:    3235-0058
                                                        Expires:   June 30, 1994
                            NOTIFICATION OF LATE FILING Estimated average burden
                                                        hours per response  2.50

(Check One):  X Form 10-K  _ Form 20-F  _ Form 11-K   _ Form 10-Q  _ Form N-SAR

              For Period Ended:  January 31, 1996 SEC             FILE NUMBER
              [ ] Transition Report on Form 10-K                   33-76200
              [ ] Transition  Report on Form 20-F
              [ ] Transition  Report on Form  11-K               CUSIP  NUMBER
              [ ] Transition Report on Form 10-Q                 268928108
              [ ]  Transition  Report on Form N-SAR
              For the Transition Period

Ended:_________________________________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

         ERD Waste Corp.
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Full Name of Registrant

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Former Name if Applicable

        356 Veterans Memorial Highway
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Address of Principal Executive Office (Street and Number)

         Commack, New York  11725
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
              (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the
     [x] subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Attachment I

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Joseph Wisneski, President            (516)                 543-0606
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             (Name)                     (Area Code)          (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is
     no, identify report(s).                                          X Yes _ No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                         _ Yes X No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                 ERD Waste Corp.
          ------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

    Date     4/29/96              By /s/ Joseph Wisneski
          -------------------        ------------------------------
                                     Joseph Wisneski, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                     ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                                  Attachment I




         Registrant's financial statements were not completed on or before the date on which Registrant's Form 10-K for the fiscal quarter ended January 31, 1996 is required to be filed as a result of recent events including the retention and training of new internal accounting personnel responsible for the Registrant's internal accounting and periodic reporting and the allocation of the efforts of much of Registrant's accounting staff to diligence matters related to the launch of a tender offer for shares of common stock of Environmental Services of America, Inc. Registrant is currently in the process of completing its financial statements and believes at this time that its financial statements will be completed, and its Form 10-K will be filed, within the grace period provided for under Rule 12b-25.